Exhibit (a)(5)(K)

CONTACT:

Jarrod Langhans

Investor Relations

Tel: (813) 313-1732

Investorrelations@cott.com

Ryan Coleman

Alpha IR Group

Tel: (312) 445-2862

COT@alpha-ir.com

COTT ANNOUNCES COMPLETION OF ACQUISITION OF PRIMO WATER CORPORATION AND WITH CLOSING THE SALE OF S&D COFFEE AND TEA TO WESTROCK COFFEE ON FEBRUARY 28TH TRANSITIONS INTO A PURE-PLAY WATER SOLUTIONS PROVIDER

Cott to Rebrand its Corporate Name to Primo Water Corporation and Assume the Ticker PRMW on the NYSE and TSX

TAMPA, FL – March 2, 2020 – Cott Corporation (NYSE:COT; TSX:BCB) (the “Company” or “Cott”), today announced the completion of the acquisition of Primo Water Corporation (“Primo”), a leading provider of water dispensers, purified bottled water, and self-service refill drinking water in the U.S. and Canada.

The acquisition of Primo is consistent with Cott’s strategy of transitioning to a pure-play water solutions provider. Primo is a growing business with over $300 million in 2019 revenues. The acquisition adds further density to the distribution platform of Cott’s existing North American business by adding leading scale water solutions businesses to its portfolio. The transaction is expected to increase revenue growth and EBITDA margins, be accretive to earnings per share and deliver a cash on cash IRR above our cost of capital.

Cott has conducted an exchange offer by its wholly-owned subsidiary, Fore Acquisition Corporation (“Purchaser”), for all of the outstanding shares of common stock of Primo. The consideration is $14.00 per share, payable in cash, stock, or a combination thereof at the election of Primo’s stockholders, subject to the terms of the merger agreement. The transaction values Primo at approximately $775 million.

As a part of the transaction, Cott will change its name to Primo Water Corporation and its common shares will trade under the ticker PRMW on the NYSE and the TSX.

“The Primo acquisition is another great step in our strategy to become a pure-play water solutions provider with financial metrics more in line with our peers,” said Tom Harrington, Cott’s Chief Executive Officer. “We firmly believe that our combined businesses will drive significant value for our shareholders over the coming years,” continued Mr. Harrington.

Deutsche Bank Securities Inc. acted as financial advisor to Cott and Faegre Drinker Biddle & Reath LLP and Goodmans LLP provided legal counsel to Cott. Goldman Sachs acted as financial advisor to Primo and K&L Gates LLP provided legal counsel to Primo.

Exchange Offer Details

The depositary and paying agent for the exchange offer has advised that, as of 5:00 p.m., New York City time, on February 28, 2020, the expiration of the exchange offer, 32,716,138 shares of common stock of Primo were tendered pursuant to the exchange offer, representing approximately 81.1% of the issued and outstanding shares of common stock of Primo. The condition to the exchange offer that at least a majority of the issued and outstanding shares of Primo (as determined pursuant to the merger agreement) be validly tendered and not validly withdrawn and all other conditions to the exchange offer have been satisfied. Accordingly, Purchaser has accepted payment and will promptly pay the depositary for all validly tendered shares.

Of the shares tendered into the exchange offer, 1,228,402 shares made an election to receive the mixed consideration, 393,517 shares made an election to receive the all-cash consideration, and 31,094,219 shares made an election to receive the all-stock consideration.

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Primo stockholders who elected to receive the mixed consideration or tendered without a valid election will receive the mixed consideration, which consists of $5.04 in cash and 0.6549 Cott common shares per share of Primo common stock;

•	Primo stockholders who elected to receive the all-cash consideration will receive $14.00 in cash per share of Primo common stock; and

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Primo stockholders who elected to receive the all-stock consideration will be subject to proration at a rate of approximately 67.4% and will receive their consideration in the form of $14.00 in cash for each share not accepted for the all-stock election due to proration and 1.0229 Cott common shares per share of Primo common stock for shares that were accepted for the all-stock election.

Primo stockholders will receive cash in lieu of fractional shares. As a result of the acquisition, shares of Primo common stock will cease to be traded on the NASDAQ.

Following Purchaser’s acceptance of the Primo shares tendered in the exchange offer, Cott completed the acquisition of Primo on March 2, 2020 through a merger under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). All remaining shares of Primo common stock not tendered pursuant to the exchange offer (other than shares of Primo common stock (a) held in the treasury of Primo or owned by any direct or indirect wholly owned subsidiary of Primo, (b) owned by Purchaser, Cott or any direct or indirect wholly owned subsidiary of Cott, and (c) in respect of which appraisal rights were perfected in accordance with Section 262 of the DGCL) were canceled in the merger and converted into the right to receive the merger consideration in the same amounts offered in the exchange offer. Holders of these shares will have the opportunity to elect among the mixed consideration, the all-cash consideration and the all-stock consideration, subject to proration, as described in the prospectus/offer to exchange, dated February 18, 2020, filed by Cott with the Securities and Exchange Commission in connection with the transaction.

ACQUISITION MODELING CONFERENCE CALL

Cott will host an investor day on Tuesday March 24, 2020 from 1:30 p.m. Eastern Time to 4:00 p.m. Eastern Time and will incorporate financial modeling information regarding the Primo acquisition as a part of the presentations. A live audio webcast will be available through the Company’s website at http://www.cott.com. The webcast will be recorded and archived for playback on the investor relations section of the website for two weeks following the event. A copy of the slide presentation that will be used on the call will be available through Cott’s website prior to the call on March 24, 2020.

ABOUT COTT CORPORATION

Cott is a pure-play water solutions provider with a leading volume-based national presence in the North American and European home and office delivery industry for bottled water, a top five position across point of use or filtration within our 21-country footprint as well as leading positions in water dispensers, purified bottled water, and self-service refill drinking water in the U.S. and Canada. Our platform reaches over 2.5 million customers across North America and Europe and is supported by strategically located sales and distribution facilities and fleets, as well as wholesalers and distributors. This enables us to efficiently service residences, businesses, hotels and motels, small and large retailers and healthcare facilities.

Non-GAAP Measures

To supplement its reporting of financial measures determined in accordance with GAAP, Cott utilizes certain non-GAAP financial measures. Because Cott uses these adjusted financial results in the management of its business, management believes this supplemental information is useful to investors for their independent evaluation and understanding of Cott’s underlying business performance and the performance of its management. With respect to our expectations of performance of Primo as it is being integrated, reconciliations of 2020 estimated adjusted EBITDA, earnings accretion and cash on cash IRR are not available, as we are unable to quantify certain amounts that would be required to be included in the relevant GAAP measures without unreasonable effort. We expect that the unavailable reconciling items, which primarily include taxes, interest costs that would occur if the company issued debt, costs to capture synergies and phasing of capex, could significantly affect our financial results. These items depend on highly variable factors and any such reconciliations would imply a degree of precision that would be confusing or misleading to investors. We expect the variability of these factors to have a significant, and potentially unpredictable, impact on our future GAAP financial results. The non-GAAP financial measures described above are in addition to, and not meant to be considered superior to, or a substitute for, Cott’s financial statements prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this earnings announcement reflect management’s judgment of particular items, and may be different from, and therefore may not be comparable to, similarly titled measures reported by other companies.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and applicable Canadian securities laws conveying, among other matters, management’s expectations as to the future based on plans, estimates and projections at the time these statements are made. Forward-looking statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward looking statements in this press release include, but are not limited to, statements related to the expectations in respect of the financial profile of the combined company and expected synergies associated with the transactions, including any contribution of Primo’s acquisition to Cott’s performance, and the potential impact the acquisition will have on Primo or Cott and other matters related to either or both of them. Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements are based on assumptions regarding management’s current plans and estimates. Factors that could cause actual results to differ materially from those described in this press release include, among others: changes in estimates of future earnings and cash flows; expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; the cost of capital necessary to finance the transaction; the negative effects of the consummation of the transaction on the market price of Cott’s common stock or on Cott’s operating results; the risk of litigation action related to the proposed transaction; unanticipated changes in laws, regulations, or other industry standards affecting the companies and other risks and important factors contained and identified in Cott’s and Primo’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s and Primo’s respective Annual Reports on Form 10-K and their quarterly reports on Form 10-Q, as well as other periodic and current reports and other filings filed with the securities commissions. Neither Cott nor Primo undertakes to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.